Skadden, Arps, Slate, Meagher & Flom

世達國際律師事務所

Partners	42/F, EDINBURGH TOWER, THE LANDMARK	AFFILIATE OFFICES
Geoffrey Chan *	15 QUEEN'S ROAD CENTRAL, HONG KONG	-----------
Shu Du *	-----------	BOSTON
Andrew L. Foster *	TEL: (852) 3740-4700	CHICAGO
Chi T. Steve Kwok *	FAX: (852) 3740-4727	HOUSTON
Haiping Li *	www.skadden.com	LOS ANGELES
Rory McAlpine ♦		NEW YORK
Jonathan B. Stone *		PALO ALTO
Paloma P. Wang ♦		WASHINGTON, D.C.
Friven Yeoh ♦		WILMINGTON
♦ (Also Admitted in England & Wales)		-----------
* (Also Admitted in New York)		ABU DHABI
BEIJING
BRUSSELS
FRANKFURT
LONDON
MUNICH
PARIS
SÃO PAULO
SEOUL
SINGAPORE
TOKYO
TORONTO

July 3, 2025

VIA EDGAR

Ms. Erin Donahue
Ms. Erin Purnell
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Generation Essentials Group
Registration Statement on Form F-1
Filed June 24, 2025
File No. 333-288278

Dear Ms. Donahue and Ms. Purnell,

On behalf of our client, The Generation Essentials Group, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 30, 2025 on the Company’s registration statement on Form F-1 filed on June 24, 2025.

Concurrently with the submission of this letter, the Company is filing amendment No. 1 to the registration statement on Form F-1 (the “Registration Statement”) via EDGAR with the Commission. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Securities and Exchange Commission

July 3, 2025

Registration Statement on Form F-1 filed June 24, 2025

General

1.	Please revise your registration statement to include the unaudited financial statements of Black Spade Acquisition II Co. through the three months ended March 31, 2025. See Rule 15-01(e) of Regulation S-K.

In response to the Staff’s comment, the Company has included the unaudited financial statements of Black Spade Acquisition II Co. through the three months ended March 31, 2025 in the Registration Statement.

2.	Your disclosure appears to be inconsistent with regards to how many shares and warrants you are registering in this offering. For instance, we note discrepancies regarding the amount offered on the Cover Page, in The Offering, the legal opinion, and the filing fee table. Please revise your disclosure to clarify the amount of shares and warrants you are registering. See Item 501 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Registration Statement.

* * *

Securities and Exchange Commission

July 3, 2025

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740 4858 or via email at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

cc:	Giampietro Baudo, Chief Executive Officer, The Generation Essentials Group Samuel Chao, Director and Chief Financial Officer, The Generation Essentials Group